UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-41706

SunCar Technology Group Inc.
(Translation of registrant’s name into English)

c/o Shanghai Feiyou Trading Co., Ltd.

Suite 209, No. 656 Lingshi Road

Jing’an District, Shanghai, 200072

People’s Republic of China

Tel: (86) 138-1779-6110

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

SunCar Technology Group Inc., a Cayman Islands exempted company, incorporated under the laws of the Cayman Islands (the “Company”), furnishes under the cover of Form 6-K the following:

Resignation of Director and Chief Financial Officer

Effective September 16, 2026, Mr. Bohong Du, the Chief Financial Officer and a director of the Company, resigned from all his positions with the Company above referenced.

Mr. Bohong Du’s resignation was due to personal reasons and was not a result of any disagreements with the Company on any matter relating to its operations, policies, or practice.

Appointment of New Chief Financial Officer and Change in Director Status

Effective September 18, 2026, the Company appointed Mr. Eric H. Zhang (“Mr. Zhang”), as the Chief Financial Officer of the Company. In connection with his appointment as the Chief Financial Officer, Mr. Zhang ceased to serve as an independent director of the Company but will continue to serve as a director of the Company in a non-independent capacity.

Effective as of the same date, Mr. Eric H. Zhang ceased to serve as a member of the Audit Committee, Chair of the Compensation Committee and Chair and member of the Nominating and Corporate Governance Committee of the board of directors of the Company (the “Board”).

Appointment of New Independent Director

Effective September 18, 2026, the Company appointed Mr. Xuefeng Qian (“Mr. Qian”) as an independent director of the Company. Mr. Qian was also appointed as a member of the Audit Committee and as Chair of each of the Compensation Committee and the Nominating and Corporate Governance Committee of the Board.

Mr. Qian, age 63, is the Chairman and founder of New Access Capital, which he established in 2003 and currently manages seven RMB funds. Since 2010, he has served as Chairman and General Manager of Shanghai Hanli Equity Investment Management Co., Ltd. and, since 2011, as Executive Director of Shanghai Hanli Qiongjing Investment Management Co., Ltd. Since 2024, Mr. Qian has also served as an independent director of Shanghai Bailian Group Co., Ltd. and, since 2014, has served as an independent director of Shanghai Ehai Car Rental Co., Ltd. Mr. Qian has received a number of industry recognitions for his work in private equity and venture capital, including honors as a leading young investor and venture investor in China. Mr. Qian received a Juris Doctor degree from Yale Law School, a master’s degree in political science from the University of California, Los Angeles, and an LL.B. degree from China Foreign Affairs University. He also attended the 24th EMBA Program of Cheung Kong Graduate School of Business.

Mr. Qian shall receive a total annual compensation in the amount of RMB120,000.00 (approximately USD17,700.00) in cash.

There are no family relationships between Mr. Qian and any director or other executive officer of the Company. There are no transactions between Mr. Qian or any member of his immediate families and the Company or any of its subsidiaries that would be reportable as a related party transaction under the rules of the Securities and Exchange Commission. Further, there is no arrangement or understanding between Mr. Qian and any other persons or entities pursuant to which Mr. Qian was appointed to his respective positions at the Company.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SunCar Technology Group Inc.

Date: September 22, 2026	By:	/s/ Zaichang Ye
	Name:	Zaichang Ye
	Title:	Chief Executive Officer (Principal Executive Officer)

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